October 9, 2018

Leandro Iglesias
Chief Executive Officer
iQSTEL Inc.
300 Aragon Avenue, Suite 375
Coral Gables, FL 33134

       Re: iQSTEL Inc.
           Form 8-K
           Filed June 28, 2018
           File No. 333-176376

Dear Mr. Iglesias:

       We issued comments on the above captioned filing on July 25, 2018. On September 17,
2018, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

         As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff s decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Sergio Chinos (Staff Attorney) at 202-551-7844 or Asia Timmons-Pierce
(Special Counsel) at 202-551-3754 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing and
                                                           Construction